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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLEN C. EWING & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7807 Baymeadows Road, East, Suite 200
(No. and Street)

Jacksonville	FL	32256
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Bishop, Jr. Chairman (904) 354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornelius, Schou & Leone, LLC
(Name – *if individual, state last, first, middle name*)

3601 Cardinal Point Dr. Jacksonville, FL 32257
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLEN C. EWING & CO., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAARON M. ANDERSON
MY COMMISSION # GG 259146
EXPIRES: November 8, 2022
Bonded Thru Notary Public Underwriters

[Signature]
Signature

Chairman of the Board
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2019

CORNELIUS SCHOU & LEONE
Certified Public Accountants & Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen C. Ewing & Company as of December 31, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen C. Ewing & Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allen C. Ewing & Company's management. Our responsibility is to express an opinion on Allen C. Ewing & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen C. Ewing & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Board of Directors
Allen C. Ewing & Co.
February 24, 2020
Page Two

Auditors' Report on Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Allen C. Ewing & Company's financial statements. The supplemental information is the responsibility of Allen C. Ewing & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital are fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornelius, Schou & Leone

We have served as Allen Ewing & Company's auditor since 2018.
Jacksonville, Florida
February 24, 2020

ALLEN C. EWING & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	107,777
Commissions Receivable		16,301
Property and Equipment, net of accumulated depreciation		-
TOTAL ASSETS		124,078

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		34,596
TOTAL LIABILITIES		34,596
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value; 15,000 sharse authorized; 5,100 shares issued and outstanding		510
Addional paid-in capital		1,752,852
Accumulated Deficit		(1,663,879)
TOTAL STOCKHOLDER'S EQUITY		89,482
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	124,078

ALLEN C. EWING & CO.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Commissions	295,461
Management counsulting fees	61,195
Capital Placement fees	340,000
Private Placement fees	53,330
TOTAL REVENUES	749,986
EXPENSES	
General and administrative expenses	146,693
Salary and commission expense	783,696
TOTAL EXPENSES	930,389
Operating loss	(180,403)
Other income, net	56,239
NET LOSS	$ (124,164)

ALLEN C. EWING & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 510	$ 1,621,177	$ (1,539,716)	$ 81,971
Net loss	-	-	(124,164)	(124,164)
Additional Capital Contribution, net	-	131,675	-	131,675
BALANCE AT THE END OF THE YEAR	$ 510	$ 1,752,852	$ (1,663,880)	$ 89,482

ALLEN C. EWING & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(124,164)
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Depreciation		
(Increase) decrease in operating assets:		
Commissions Receivable		(12,135)
Due from affiliates		740
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(4,351)
Net Cash Used by Operating Activities		(139,910)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder contributions (distributions), net		131,675
Net Cash Provided by Financing Activities		131,675
NET INCREASE IN CASH		(8,235)
CASH AT BEGINNING OF YEAR		116,012
CASH AT END OF YEAR	$	107,777

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— ALLEN C. EWING & CO. a Florida C corporation (the Firm), is a registered broker/dealer with the Securities and Exchange Commission (SEC) A and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States.

   The sole stockholder of the Firm is Ewing Capital Partners, LLC (ECP), a Florida limited liability company.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Accounts Receivable— Accounts Receivable consists of primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Firm determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. At December 31, 2019, the Firm determined that there was no need for an allowance for uncollectible accounts receivable.

f. Advertising—The Firm's advertising costs are expensed as incurred, which totaled $0 during the year ending December 31, 2019.

g. Revenue Recognition— Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

h. Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as the securities transaction occur.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

i. Property and Equipment—Property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Estimated useful lives for depreciation are between 3 and 10 years.

In accordance with authoritative guidance, the Firm reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2019.

j. Investments—Investments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

k. Income Taxes—The Firm records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Firm evaluates its tax position for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Firm recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Firm has analyzed tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Commissions are earned on sales of mutual fund shares, life insurance policies and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Management consulting services revenue are recognized as the related services are rendered.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2019, there were commissions receivable of $16,300.70 and no accrued commissions payable respectively.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i) "Special Account for the Exclusive Benefit of customers maintained". During the year ended December 31, 2019 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as a C Corporation for income tax purposes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The firm's federal and state income tax returns are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2019, net capital as defined by the rules, equaled $89,482. The ratio of aggregate indebtedness to net capital was 47:5. Net capital in excess of the minimum required was $83482.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2019 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

NOTE 11: INCOME TAXES

The components of the Firm's deferred tax assets consisted of the following at December 31, 2019:

Net Operating Loss:	$ 133,960
Valuation allowance	(133,960)
Deferred tax assets, net	$ 0

Based on the available objective evidence, the Firm believe it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Firm provided for a full valuation allowance against its deferred tax assets at December 31, 2019. The firm has total net operating loss carry forwards available to offset future taxable income of approximately $1,663,879. To the extent not used, these loss carry forwards will begin to expire 2023.

NOTE 12: RELATED PARTY TRANSACTIONS

The Firm is a wholly-owned subsidiary of Ewing Capital Partners (ECP). The Firm owed Ewing Capital Partners (ECP), $0 at December 31, 2019. These unsecured balances are due on demand and do not accrue interest.

During 2019, the firm charged Ewing Real Estate, LLC (ERE), a separately owned entity, $59,087 for management fees and rent. This reimbursement of expenses will be terminated during the 2nd quarter of 2020.

The firm received $294,452.39 for reimbursement of payroll expenses and $2004.19 for shared expenses from Ewing Asset Management, LLC, an SEC registered investment advisory firm affiliated through common ownership.

NOTE 13: COMMITMENTS AND BUSINESS CONCENTRATIONS

Concentrations—Financial instruments which potentially subject the Firm to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents balances are exposed to credit risk since the Firm periodically maintains balances more than federally insured limits. The Firm does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2019, the Firm generated revenues from one customer comprising 36.8 percent of total revenues.

Leases—The Firm leases office space and certain equipment. The office lease expired April 30, 2019 and is currently on a month to month basis. The remaining terms on the lease on the office equipment are such that the lease does not result in a material asset and liability amount when applying the provisions of ASC 842.

Prior to the application of the reimbursements described in Note 12, the gross lease expense was $70,063.24 for the year ended December 31, 2019.

NOTE 14: CONTINGENCIES AND GUARANTEES

The Firm has no commitments, contingencies or guarantees that may result in a loss or future obligation for the year ending December 31, 2019.

There are no claims that we are aware of that the firm may be asserted against Allen C. Ewing & Co.

ALLEN C. EWING & CO.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

SCHEDULE I, II, III

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	89,482
less nonallowable assets from Statement of Financial Condition		(16,301)
Total ownership equity qualified for Net Capital	$	73,181
Haircuts on securities		-
Net Capital before haircuts on securities positions	$	73,181

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

Aggregate indebtedness	$	34,596
Net Capital required based on aggregate indebtedness (6-2/3%)		2,308
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess net capital		68,181
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(a) - 10% of total aggregate indebtedness		3,460
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)		67,181
Percentage of Aggregate Indebtedness to Net Capital		47.27%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

ALLEN C. EWING & CO. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15C3-3. Therefore ALLEN C. EWING & CO. is exempt from the provisions of this rule.

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019, there were the following matereial differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

Net Capital as reported in FOCUS Report for Qtr 4-2019	$	73,182
Miscellaneous Adjustment		-
Net Capital as reported in Audited Financial Statements	$	73,182

CORNELIUS SCHOU & LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
Allen C. Ewing & Company
Jacksonville, Florida

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Allen C. Ewing & Company and the SIPC, solely to assist you and SIPC in evaluating Allen C. Ewing & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Allen C. Ewing & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

3601 Cardinal Point Drive ♦ Jacksonville, Florida 32257 ♦ 904.642-1794 ♦cslcpajax.com

CORNELIUS SCHOU & LEONE
Certified Public Accountants & Business Advisors

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Allen C. Ewing & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Allen C. Ewing & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou & Leone, LLC

Jacksonville, Florida
February 24, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ALLEN C EWING & CO
7807 BAYMEADOWS RD
SUITE 200
JACKSONVILLE FL 32256
FINRA 8-42393 DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BEN BISHOP 904-354-5573

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 708
B.	Less payment made with SIPC-6 filed (**exclude interest**)	(115)
	Date Paid: JUNE 2019	< 56 >
C.	Less prior overpayment applied: JANUARY 2020	(< 582 >)
D.	Assessment balance due or (overpayment)	<45>
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ <45>

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $________

H. Overpayment carried forward $(45)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLEN C EWING & CO
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 6 day of MARCH, 20 20.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2019
and ending DEC 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 749,986
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	278,032
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	278032
2d. SIPC Net Operating Revenues	$ 471 954
2e. General Assessment @ .0015	$ 708
	(to page 1, line 2.A.)

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Allen C. Ewing & Company identified the following provisions of 17 C.F.R. §15c3-3(2)(ii) under which Allen C. Ewing & Company claimed an exemption from 17 C.F.R. §240.15c3-3(k): and Allen C. Ewing & Company stated that Allen C. Ewing & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Allen Ewing & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen C. Ewing & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornelius, Schou & Leone

Jacksonville, Florida
February 24, 2020

EXEMPTION REPORT
YEAR ENDING DECEMBER 31, 2019

Allen C. Ewing & Co. (the "Company") is a registered broker dealer subject to Rule 17a-5 by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ending December 31, 2019..

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2019 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2019.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Allen C. Ewing & Co.

I, Benjamin C. Bishop, Jr., affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: Benjamin C. Bishop Jr

Title: Chairman

Date: February 3, 2020